UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,850,207

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,850,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,850,207^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.1%*

14.	Type of Reporting Person CO

^ As of the date of this Statement, Brookfield Asset Management Inc. beneficially owns 244,175,207  Common Units and warrants to purchase 51,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 51,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,720,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,850,207

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,850,207

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,850,207^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.1%*

14.	Type of Reporting Person CO

^ As of the date of this Statement, Partners Limited beneficially owns 244,175,207 Common Units and warrants to purchase 51,675,000  additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 51,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,720,210  Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person PN

^ As of the date of this Statement, Brookfield TK TOLP L.P. beneficially owns 244,000,000 Common Units and warrants to purchase 51,000,000  additional Common Units. The 51,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,045,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Statement, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 244,000,000 Common Units and warrants to purchase 51,000,000  additional Common Units. The 51,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,045,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Statement, BCP GP Limited beneficially owns 244,000,000 Common Units and warrants to purchase 51,000,000  additional Common Units. The 51,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,045,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person PN

^ As of the date of this Statement, Brookfield Private Equity Group Holdings LP beneficially owns 244,000,000 Common Units and warrants to purchase 51,000,000  additional Common Units. The 51,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,045,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 295,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 295,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Statement, Brookfield Private Equity Inc. beneficially owns 244,000,000 Common Units and warrants to purchase 51,000,000  additional Common Units. The 51,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 461,045,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 51,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

Item 1.         Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of September 25, 2017, there were 410,045,210 Common Units of the Issuer outstanding.

Item 2.         Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

(a)               This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)                           Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners Limited”);

(ii)                        Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”);

(iii)                     Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada (“BPE”).

(iv)                    Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership (“BF Holdings”);

(v)                       BCP GP Limited, a corporation formed under the laws of Ontario, Canada (“BCP GP”);

(vi)                    Brookfield Capital Partners (Bermuda) Ltd., a corporation formed under the laws of Bermuda (“Brookfield Capital Partners”); and

(vii)                 Brookfield TK TOLP L.P., a limited partnership formed under the laws of Bermuda (“Brookfield TOLP”).

175,207 of the Common Units and 675,000 warrants to purchase Common Units (“Warrants”) reported herein as being beneficially owned by Partners Limited and BAM are held by investment funds (the “BIM Funds”) that are managed by Brookfield Investment Management Inc. (“BIM”). Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants held by the BIM Funds. For the avoidance of doubt, neither BIM, nor the BIM Funds, have entered into the agreements with affiliates of Teekay Corporation referred to in the Transactions.

244,000,000 Common Units and 51,000,000 Warrants reported herein are directly held by Brookfield TOLP. Brookfield TOLP is controlled by its general partner, Brookfield Capital Partners. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants directly held by Brookfield TOLP.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b)              The business address of each Reporting Person is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

(c)               The principal business of Partners Limited is to hold securities of BAM, directly and indirectly, for the long-term. The principal business of BAM is alternative asset management. The principal business of BPE is to serve as the general partner of BF Holdings. The principal business of BF Holdings is to serve as the general partner of BCP GP and to own general and limited partnership interests in other investment partnerships. The principal business of BCP GP is to serve as the general partner of Brookfield Capital Partners and other limited partnerships. The principal business of Brookfield Capital Partners is to manage various investments within Brookfield’s private equity group. The principal business of Brookfield TOLP is to invest in securities of the Partnership.

Schedules I, II, III, IV and V hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses and citizenship, of Partners Limited, BAM, BPE, BCP GP and Brookfield Capital Partners, respectively.

(d)              During the last five years, none of the Reporting Persons or Scheduled Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons or Scheduled Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                The citizenship of each Scheduled Person is set forth in Schedules I, II, III , IV and V hereto.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

The BIM Funds hold 175,207 Common Units and 675,000 Warrants acquired pursuant to the Series D Preferred Unit and Warrant Purchase Agreement between the Partnership and the purchasers named on Schedule A thereto for an aggregate purchase price of $10 million. The purchases of Common Units and Warrants were funded from available liquidity.

On September 25, 2017, Brookfield TOLP acquired beneficial ownership of (i) 244,000,000 Common Units (the “Brookfield Purchased Common Units”) and (ii) 62,440,945 Warrants (the “Brookfield Purchased Warrants” and, together with the Brookfield Purchased Common Units, the “Brookfield Purchased Securities”), for an aggregate purchase price of $610 million, pursuant to an Investment Agreement (the “Brookfield LP Investment Agreement”) between Brookfield TOLP and the Issuer. In addition, pursuant to a Purchase Agreement (the “GP Purchase Agreement”) between Teekay Holdings Limited (“Teekay Holdings”), a wholly-owned subsidiary of Teekay Corporation (“Teekay Corporation”), and Brookfield TK TOGP L.P. (“Brookfield TOGP”), an affiliate of the Reporting Persons, certain of the Reporting Persons acquired beneficial ownership of 49% of the limited liability company interests in Teekay Offshore GP L.L.C. (the “Teekay Offshore General Partner”), the general partner of the Issuer, for an aggregate purchase price of $4 million, with an option for Brookfield TOGP to acquire an additional 2% of the limited liability company interests in the Teekay Offshore General Partner upon the occurrence of certain events described below. The aggregate purchase price for the Brookfield Purchased Securities and the limited liability company interests in the Teekay Offshore General Partner were funded from available liquidity. Brookfield TOLP assigned 11,440,945 of the Brookfield Purchased Warrants to an affiliate of Teekay Corporation pursuant to an Amended and Restated Subordinate Promissory Note between the Issuer, Teekay Corporation and Brookfield TOLP.

Item 4.         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

The BIM funds acquired the Common Units and Warrants held by the BIM Funds for investment purposes.

Brookfield TOLP (which is managed separately from funds managed by BIM) acquired the 244,000,000 Common Units and 62,440,945 Warrants in connection with the closing of the transactions on September 25, 2017 contemplated by the following agreements: (i) the Brookfield LP Investment Agreement, (ii) the GP Purchase Agreement, (iii) the Investment Agreement between the Issuer and Teekay Holdings, pursuant to which the Issuer sold (a) 12,000,000 Common Units (the “Teekay Purchased Units”) and (b) 3,059,055 Warrants (the “Teekay Purchased Warrants” and, together with the Teekay Purchased Common Units, the “Teekay Purchased Securities”) to Teekay Holdings for an aggregate purchase price of $30 million (the “Teekay Investment Agreement”) and (iv) the Amended and Restated Subordinate Promissory Note pursuant to which, among other things, the Subordinate Promissory Note issued by the Issuer to Teekay Corporation on July 1, 2016 (the “Subordinate Promissory Note”) in the principal amount of $200 million was assigned by Teekay Corporation to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants. The transactions contemplated by the GP Purchase Agreement, the Brookfield Purchase Agreement, the Teekay Investment Agreement and the Amended and Restated Subordinate Promissory Note are collectively referred to in this Statement as the “Transactions.”

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with members of management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer, lenders to the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Issuer or other corporate transactions, or otherwise work with management and the board of directors of the Issuer. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the

Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, applicable law and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons, at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

(a)                                 As of the date of this Statement, the aggregate number and percentage of Common Units of the Issuer, including the Warrants on an as-exercised basis, beneficially owned by the BIM Funds is 850,207 Common Units, constituting approximately 0.2% of the 410,720,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 675,000 Common Units to be issued upon exercise of the Warrants beneficially owned by the BIM Funds. Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 85,120 Class B Limited Voting Shares of BAM, representing 100% of such shares, and 867,495 Class A Limited Voting Shares of BAM, representing approximately 0.1% of such shares. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants. For the avoidance of doubt, neither BIM, nor the BIM Funds, have entered into the agreements with affiliates of Teekay Corporation referred to in the following two paragraphs.

Upon the closing of the Transactions, Brookfield TOLP acquired 244,000,000 Common Units and 62,440,945 Warrants (11,440,945 of which were assigned to Teekay Corporation). Brookfield Capital Partners is the general partner of Brookfield TOLP. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants held by Brookfield TOLP. In addition, upon the closing of the Transactions, certain of the Reporting Persons beneficially own 49% of the Teekay Offshore General Partner, which may be further increased to 51% of the limited liability company interests of the Teekay Offshore General Partner upon the occurrence of certain events described in Item 6 below.

Upon the closing of the Transactions, Brookfield TOLP and Brookfield TOGP entered into agreements with affiliates of Teekay Corporation providing certain governance and other rights with respect to the Partnership. See Item 6 below. Based on such agreements, the Reporting Persons and Teekay Corporation and/or its affiliates (collectively, “Teekay”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. Teekay has informed the Reporting Persons that Teekay beneficially owns 56,587,484 Common Units, representing 13.8% of the outstanding Common Units of the Issuer, which excludes (i) the 2% general partner interest held by the Teekay Offshore General Partner and (ii) 14,500,000 Warrants that are not currently exercisable but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. Including the Common Units underlying the 14,500,000 Warrants, Teekay would beneficially own 71,087,484 Common Units, representing 16.7% of the outstanding Common Units of the Issuer. Partners Limited, BAM and Teekay, collectively, may be deemed to beneficially own 366,937,691 Common Units of the Issuer, constituting approximately 77.1% of the 476,220,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 66,175,000 Common Units to be issued upon exercise of the Warrants beneficially owned by such entities. BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield TOLP and Teekay, collectively, may be deemed to beneficially own 366,087,484 Common Units of the Issuer, constituting approximately 77.0% of the 475,545,210 Common Units, comprised of 410,045,210 Common Units outstanding as of September 25, 2017 and 65,500,000 Common Units to be issued upon exercise of the Warrants beneficially owned by such entities. The Reporting Persons expressly disclaim beneficial ownership of the securities beneficially owned by Teekay.

(b)                                 Partners Limited and BAM have shared voting power and shared dispositive power over the Common Units and Warrants held by the BIM Funds. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield TOLP have shared voting power and shared dispositive power over the Common Units and Warrants held by Brookfield TOLP.

(c)                                  Other than as described herein, Reporting Persons have not effected any transactions in (i) the Common Units or (ii) warrants for the purchase of Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Units and Warrants reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.         Interest in Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

The Warrant Agreements, the Amended and Restated GP LLC Agreement and the Registration Rights Agreement were entered into on September 25, 2017. The Preferred Unit Redemption was completed on September 25, 2017. In addition, on September 8, 2017, the Partnership and Brookfield TOLP entered into the Bridge Facility Agreement in an amount up to $100 million and other Brookfield entities agreed to guarantee the obligations of Brookfield TOLP to make advances thereunder. The Bridge Facility Agreement, and Brookfield TOLP’s commitments thereunder, terminated in accordance with its terms on September 25, 2017.

The information provided in Items 3 and 4 above is hereby incorporated by reference into this Item 6.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

1.              Joint Filing Agreement, dated September 27, 2017, between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2017

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BCP GP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

SCHEDULE I

PARTNERS LIMITED

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Investments Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of BAM	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700, Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

Murilo Ferreira, Director	Rua General Venâncio Flores, 50 Cob. 01 Leblon, Rio De Janeiro — RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey St., 15 Floor New York, New York 10281	Senior Managing Partner of BAM	Canada

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Former Chief Executive Officer, Endesa S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and Canada

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880.	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor, New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A.

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

Schedule III

Brookfield Private Equity Inc.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
A.J. Silber, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director and Senior Vice President of BAM entities	Canada

Jaspreet Dehl, Director, Managing Director and Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Director and Secretary of BAM entities	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM entities	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice Chairman of BAM entities	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BAM entities	Canada

Schedule IV

BCP GP Limited

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
A.J. Silber, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of BAM	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director and Senior Vice President of BAM entities	Canada

Jaspreet Dehl, Director, Managing Director and Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Director, Managing Director and Secretary of BAM entities	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM entities	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice Chairman of BAM entities	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Jim Reid, Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM entities	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Vice President of BAM entities	Canada

SCHEDULE V

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

Directors and Executive Officers

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory N McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Director and Vice President	Barbados

Gregory E A Morrison, Director and President	73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Director and President	Canada

James A Bodi, Director	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Director	Canada

Alison Dyer-Fagundo, Alternate Director to James A Bodi	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Alternate Director to James A Bodi	Canada

Kerry-Ann Cato, Alternate Director to Gregory N McConnie and Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Alternate Director to Gregory N McConnie and Vice President	Canada

Terry Veronica Gittens, Alternate Director to Gregory E A Morrison/ Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Alternate Director to Gregory E A Morrison/ Vice President	Barbados

Sherry Millar, Vice President	Rendezvous Corporate Center, 2nd Floor Rendezvous Christ Church Barbados BB15131	Vice President	Canada

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton HM 12 Bermuda	Secretary	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street 5th Floor Hamilton HM 12 Bermuda	Assistant Secretary	United Kingdom